HYLSAMEX

File No. 82-4252

November 22, 2003

03037917

SUPPL

03 DEC -4 AM 7:21

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Madam/Sir:

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Yours truly,

HYLSAMEX, S.A. de C.V.

By: ____________________

12/4

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Hylsamex Third Quarter 2003 Earnings Release	October 27, 2003
2	Hylsamex Third Quarter 2003 Financial Statements delivered to Mexican Stock Exchange	October 27, 2003

Hylsamex, S.A. de C.V.
File No. 82-4252

For further information:

Othon Diaz	+(52) 81-8865-1240	odiaz@hylsamex.com.mx
Ismael De La Garza	+(52) 81-8865-1224	idelagarza@hylsamex.com.mx
Kevin Kirkeby	+(646) 284-9416	kkirkeby@hfgcg.com

October 27, 2003

Third Quarter 2003 Earnings Release

The information hereby contains 3Q03 presented in constant pesos (Ps) as of September 30, 2003, and in metric tons. For convenience, income statement and cash flow statement figures are translated into dollars (US$) at the average exchange rate of each month and balance sheet items are translated into dollars at the end-of-period exchange rate.

HIGHLIGHTS

- Hylsamex sold 723,300 tons during 3Q03, 2% above the 706,400 tons of the previous quarter but 3% below the 745,200 tons of the same quarter of last year.
- Export volume during 3Q03 reached 171,900 tons, 35% higher than the 127,400 tons sold in the previous quarter but 6% lower than the 182,500 tons obtained in the same quarter of last year. The Company returned to higher export sales in 3Q03 due to improved demand, mainly from the Far East.
- The weighted average steel price reached US$458/ton in 3Q03, 4% lower than the US$475/ton level obtained in the previous quarter and similar to the US$456/ton attained in the same quarter of last year. There were two 7% price increase initiatives in flat products that did not materially impact pricing for the quarter due to their implementation late in the quarter.
- On a per ton basis, COGS in 3Q03 reached US$449/ton, a 3% improvement on the US$465/ton achieved in the previous quarter but still 9% higher than the US$411/ton in the same quarter of 2002. The Company benefited from a lower electricity bill and reductions in the price of scrap metal. Hylsamex is still showing a much greater cost per ton versus the same quarter of last year due to higher energy prices and metallic costs.
- EBITDA generation during 3Q03 reached US$44 million, 1% lower than the US$45 million obtained in the previous quarter and also 32% lower than the US$64 million registered in the same period of last year. The EBITDA Margin was 12.0% in 3Q03 as compared to the 12.1% registered in the previous quarter and the 17.4% recorded in the same quarter of last year.
- The EBITDA generation during the first nine months of 2003 totaled US$139 million, 5% lower than the US$146 million obtained in the same period of 2002.
- For the first nine months of 2003, Hylsamex recorded a consolidated net loss of US$16 million (Ps.181 million), an improvement of 54% or US$19 million compared to the net loss of US$35 million (Ps.354 million) for the same period of 2002.

Hylsamex generated EBITDA of US$44 million during 3Q03, as compared to US$45 million obtained in the previous quarter and the US$64 million achieved in the same quarter of last year. The company maintained a similar EBITDA generation to the previous quarter thanks to a minor improvement in volumes, some reductions in metallic costs and a lower electricity bill. Although positive pricing initiatives in flat products did not impact 3Q03 results given the lateness of their implementation in the quarter, they reflect an improved steel environment. The lower level of EBITDA generated versus the same quarter of last year occurred despite better pricing in 2003, particularly in long products, and is due to slightly lower volumes. Additionally, there were different adverse movements in key cost items, namely, pricey external steel sourced for the coated facilities, higher energy costs and increases in the cost of scrap metal. Also, in respect to costs, and as counterintuitive as it may sound, the recent upward movements in scrap prices represent good news, evidencing a more robust and tighter steel market, which has allowed the recent implementation of price increases for finished products.

Sales Volume
('000 Tons)


800
700
600
500
400
300
200
723
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03

Revenue per Ton
(US$)


600
500
400
300
200
507
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03

Cash Cost per Ton
(US$)


600
500
400
300
200
407
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03

Worldwide steel supply/demand trends have been erratic so far this year but with a constant underlying strength, the fundamental robustness of the Far East market. During the first several months of 2003, an aggressive purchasing drive coming from the Far East region caused steel prices to spiral upward before bursting due to a build up of excessive inventories. While this brought product purchases to a halt, it had no impact on the actual consumption levels in that corner of Asia. Once the region resumed steel purchases in early 3Q03, now in a seemingly more orderly way, Hylsamex is finding export opportunities again and is encountering a much tighter worldwide steel market, the latter effect permitting select price increases in the domestic market. Conversely, the prevailing demand environment in the Mexican steel marketplace varies depending on the product from stagnation to moderate optimism. Thus far, the flat products market is showing sluggish behavior, at least for the subset of products that Hylsamex manufactures.


Shipments
('000 tons)
745
706
723
Exp
Dom
3Q02
2Q03
3Q03

Shipments for the 3Q03 reached 723,300 tons, 16,900 tons or 2% above the 706,400 tons of the previous quarter but 21,900 tons or 3% below the 745,200 tons of the same quarter of last year. The increase in tonnage sold versus the previous quarter is due to greater exports, basically in the flat products category due to improved demand from overseas markets. The decrease in sales volume versus the same quarter of last year was caused by slightly lower volume channeled abroad this quarter against the export efforts a year ago. The Company sold to a variety of export markets in 3Q02, but lately the outlets for its exports have been more concentrated in the Far East.

Domestic volumes in 3Q03 totaled 551,400 tons, 27,700 tons or 5% below the 579,000 tons of the previous quarter and also 11,200 tons or 2% lower than the 562,600 tons for the same quarter of last year. The reduction versus the previous quarter comes from lower sales of flat products due to a greater consumption of imported product by traditional customers of Hylsamex's flat products Division. The larger presence of imports in the domestic market at the start of the quarter relates to the import halt that took place in China during the second quarter that left a more abundant supply of steel worldwide. In addition, there were also fewer sales compared to the previous quarter of long products, particularly of rebar, which can be attributed to a lower level of construction activity coupled with the rainy season in September which traditionally impacts volumes in central Mexico. The decrease against the same quarter of last year is almost entirely due to flat products; this segment of the steel market had showed lately a stagnant behavior.

Export volumes during 3Q03 reached 171,900 tons, 44,500 tons or 35% higher than the 127,400 tons sold in the previous quarter but 10,600 tons or 6% lower than the 182,500 tons obtained in the same quarter of last year. The Company was able to resume exports in 3Q03 due to improved demand, mainly from the Far East. In this sense, prevailing conditions in the international steel markets made it easier for the company to channel product abroad, yet, the trend in international pricing has been unfavorable with respect to the comparable quarters. Export prices for 3Q03 calculated in nominal dollars experienced a drop of 7% versus the previous quarter and also went down 2% versus the same quarter of last year. Despite the negative pricing trend, export revenue increased due to the volume boost to US$90 million in 3Q03 as compared to the US$76 million obtained in the previous quarter and resulted similar to the US$89 million obtained in the same quarter of last year.


Export Revenue
(US$ million)
89
76
90
3Q02
2Q03
3Q03

Sales volume for the first nine months of 2003 totaled 2,152,500 tons, 81,000 tons or 4% higher than the 2,071,500 tons achieved in the same period of 2002. The volume breakdown between domestic and export markets reflects a sustained level of sales in Mexico and an increase in export tonnage. The Company shipped to the domestic market 1,657,100 tons during the first nine months of 2003 as compared to 1,668,400 tons sold in the same period of last year. In contrast, exports showed significant dynamism, Hylsamex sold to markets abroad 495,400 tons for the first nine months of 2003, as compared to 403,100 tons marketed overseas during the same period of last year.

Hylsamex's sales revenue amounted to US$367 million (Ps.3,955 million) in 3Q03, 1% lower than the US$369 million (Ps.3,895 million) attained in the previous quarter as well as 1% below the US$370 million (Ps.3,826 million) recorded in the same quarter of last year.

Contrary to the slight decrease shown in dollar terms versus the previous quarter, the Company's revenue line exhibited a 2% gain when expressed in pesos. The reason behind the increase in pesos lies entirely in the 2% volume gain which was offset by a 1% drop in average revenue per ton (Ps.5,469 in 3Q03 vs. Ps.5,516 in 2Q03). The drop in revenue per ton expressed in pesos looks counterintuitive considering that the company implemented during 3Q03 two consecutive domestic price increases averaging 7% each for flats and that some improvement took place also in the long product category. Nonetheless, such price implementations were not fully reflected in the quarterly results as the price increases took place late in the quarter affecting only a portion of the 3Q03 shipments and the ground gained in domestic pricing was somewhat offset by lower export pricing.

Regarding the comparison against same quarter of 2002, the 1% decrease in dollar terms contrasts to the 3% growth in revenues expressed in pesos which relates to a 3% reduction in volume sold that was compensated by a positive 6% improvement in revenue per ton (Ps.5,469 in 3Q03 vs. Ps.5,136 in 3Q02). The improvement in revenue per ton expressed in pesos versus the same quarter of last year is due to the 7.5% peso devaluation over the comparable period and its positive effect on steel prices and is also due to a double-digit rebound in long product dollar pricing which given its relative importance in the revenue mix yielded the already mentioned single digit increase. In addition, there was also an improvement in other steel revenue that complemented the betterment in the revenue per ton comparison.

The sales revenue per ton in dollars was US$507/ton in 3Q03, comprised by a weighted average steel price of US$458/ton and a US$49/ton contribution from other steel revenue. The average steel price in 3Q03 is US$17 or 4% lower than the US$475/ton level obtained in the previous quarter and similar to the US$456/ton attained in the same quarter of last year. Other steel revenue showed improvements in 3Q03 versus both the previous quarter and the same quarter of last year, providing positive variations of US$2 and US$9, respectively.

Revenue per ton breakdown, US$/Ton and %


$527
11%
8%
81%
1Q01
$537
12%
9%
79%
2Q01
$513
17%
9%
74%
3Q01
$493
11%
9%
80%
4Q01
$466
10%
10%
80%
1Q02
$491
15%
8%
77%
2Q02
$496
17%
8%
75%
3Q02
$497
15%
8%
77%
4Q02
$491
14%
8%
78%
1Q03
$522
12%
8%
80%
2Q03
$507
12%
8%
80%
3Q03
Cash Cost
SG&A Margin
EBITDA Margin

9M Revenue per Ton


(US$/Ton)
$485
15%
9%
76%
9M02
$507
13%
8%
79%
9M03

Sales revenue for the first nine months of 2003 amounted to US$1,091 million (Ps.11,760 million), 9% higher than the US$1,005 million (Ps.10,121 million) obtained in the same period of 2002. The increase in sales revenue measured in peso terms reached 16%, which is comprised of a 4% growth in shipments and a 12% improvement in revenue per ton (Ps.5,464 in 9M03 vs. Ps.4,886 in 9M02). While

there were price increases in dollar terms, the 7.5% devaluation observed over the comparable period provided an additional boost to the peso prices. Considering dollar equivalent figures, the revenue per ton during the first nine months of 2003 reached US$507/ton, US$22 or 4% higher than the US$485/ton attained in the same period of 2002. The bulk of this positive variation is associated with an improvement in steel prices, the weighted average price for 9M03 reached US$460/ton, US$18 or 4% higher than the US$442/ton attained in the same period of 2002. The balance of the positive improvement in dollar equivalent revenue per ton came from a US$3 dollar gain in other steel revenue.

Shipments & Revenue
('000 Tons and Millon of Constant Pesosas of Sept. 30, 2003)

	3Q03		2Q03		3Q02		9M 2003		9M 2002	
	Tons	Ps.	Tons	Ps.	Tons	Ps.	Tons	Ps.	Tons	Ps.
Domestic Market	551.4	2,989.3	579.0	3,088.5	562.6	2,900.4	1,657.1	9,008.1	1,668.4	8,121.7
Export Market	171.9	966.1	127.4	806.4	182.5	926.1	495.4	2,752.0	403.1	1,999.0
Total	**723.3**	**3,955.4**	**706.4**	**3,894.9**	**745.1**	**3,826.5**	**2,152.5**	**11,760.1**	**2,071.5**	**10,120.7**

Cost of Goods Sold

COGS for the 3Q03 amounted to US$325 million (Ps.3,500 million), 1% lower than the US$328 million (Ps.3,469 million) recorded in the previous quarter but 6% higher than the US$306 million (Ps.3,166 million) registered in the same quarter of last year. Regarding the 1% decrease versus the previous quarter, it took place despite the 2% increase in volume sold and had to do with the positive effect on peso-linked items of the 4.3% peso devaluation observed in the quarter, some relief in electricity cost as well as lower prices of metallics, particularly metal scrap. As for the 6% increase in cost versus the same quarter of last year, it reflects the completely opposite phenomenon; COGS went up in spite of lower volume, reflecting higher energy costs and greater metallic costs. In this latter comparison, the 7.5% peso devaluation alleviated some of the cost spikes, providing dollar reductions in the peso linked items.

In any event, the recent reduction in cost is the element that put a positive spin in the operating performance of the Company —as well as the positive developments occurring lately in steel pricing— and represents an occurrence that reversed a consistent upward movement in input cost. On a per ton basis, COGS in 3Q03 reached US$449/ton, US$16 or 3% lower than the US$465/ton achieved in the previous quarter but still US$39 or 9% higher than the US$411/ton attained in the same quarter of 2002.

In relation to the US$16 reduction in cost per ton against the previous quarter, it is comprised of a US$8 decrease in variable cost and a US$8 decrease in fixed cost, the latter item explained in its entirety by a more efficient spreading of fixed costs due to the better shipment levels. Concerning the US$39 increase in cost per ton against the same quarter of last year, it is integrated from a US$33 increase in variable cost and a US$6 increment in fixed cost completely related to a less effective spreading of fixed costs over the lower volume sold. An explanation of the quarterly behavior in the main components of COGS follows:

Energy Inputs: The effective natural gas price for Hylsamex during 3Q03 reached US$5.01/MMBTu (corresponding to a US$4.78/MMBTu in South Texas), practically identical to the US$5.03/MMBTu recorded in the previous quarter but 44% higher than the US$3.48/MMBtu observed in the same quarter of 2002. While acknowledging that the price of natural gas remains high, the Company has been able throughout 2003 to reduce the volatility of this input through an effective hedging program. In this respect, the hedging program has been routinely modified and extended. As of the date of this report, the natural gas hedging programs consist of the following positions:


Energy Inputs
Quarterly Prices
7.0
6.0
5.0
4.0
3.0
2.0
Natural Gas
@ South Texas
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
Natural Gas (US$/MMBtu)
Electricity (US ¢/KWh)

- 2003: 100% of the consumption hedged through different mechanisms, reflecting across the overall portfolio a narrow collar of US$4.925-5.25/MMBTu against the South Texas price;

- 2004: 66% of the requirements for the calendar year hedged with a costless collar of US$4.125-5.00/MMBTu against the South Texas price;

- 2005: 33% of the annual needs hedged with a US$4.58/MMBTu swap capped at US$7.00/MMBtu against the Nymex Natural Gas price, which historically has been US$0.15-0.20 higher than the South Texas price, on average.

Fair Value of Hylsamex's Natural Gas Derivatives[1]: As of October 14, 2003, the fair value of Hylsamex's natural gas positions amounts to US$10.5 million (which represents a positive amount), an increase of 214% compared to the mark-to-market as of June 30, 2003, mainly due to the upward trend in natural gas future prices registered in the quarter.

Electricity cost for 3Q03 was US¢3.93/KWh, 9% lower than the US¢4.30/KWh registered in the previous quarter but 9% higher than the US¢3.62/KWh recorded in the same quarter of last year. The reduction in the cost versus the previous quarter resulted from a reduction in fossil fuel costs observed during the quarter as well as some relief coming form the peso-linked part of the electricity tariff due to the 4.3% peso devaluation. Conversely, the negative variation in the cost of electricity versus the same period of last year had to do with the sharp increases in fossil fuels that have been observed over the comparable periods.

Metallic Inputs: The weighted average cost of the Company's metallic charge went down US$5/ton or 3% in 3Q03 with respect to the previous quarter, but the present level is still US$18/ton or 14% higher than in the same period of 2002. All the metallic inputs followed the same quarterly cost pattern as the metallic charge.

First of all, DRI decreased US$3/ton or 2% versus the previous quarter, the minor decrease reflects the small reduction in natural gas prices and the positive effect on the peso linked cost of the metallic due to the 4.3% devaluation. Conversely, DRI exhibits a US$22/ton or 16% increase versus the same quarter of last year, the 44% increase in natural gas being the culprit of the augmented cost in the metallic.

With reference to domestic scrap, prices for the locally sourced metallic also went down US$5/ton or 4% versus the previous quarter, largely benefiting from the peso movement which had not yet been reflected in the scrap price. In the comparison versus the same period of 2002, the domestic scrap increased US$19/ton or 16% following upward trend exhibited by the imported scrap metal over the comparable period.

Pertaining to imported scrap, a reduction of US$12/ton or 7% resulted against the previous quarter, the reduction challenges the sharp upward trend displayed by the metallic in the USA and is due to lower scrap requirements permitting the Company to source the metal from the Rio Grande Valley in Texas and avoid the costlier scrap from the Great Lakes plus the heftier associated freight bill. In the comparison against the same period of 2002, there is an increase of US$14/ton or 10%, which is explained by the positive trend exhibited by the metallic in the United States. Finally, there has been also a reshuffling of the metallic charge composite favoring the less expensive local scrap over the costlier imported metallic.

COGS for the first nine months of 2003 totaled US$962 million (Ps.10,364 million), 11% higher than the US$868 million (Ps.8,729 million) obtained in the same period of 2002. First of all, the increase in cost is due to the 4% increase in shipments (9M03 vs. 9M02). In addition, the push in costs also reflects unfavorable variations in energy inputs, the metallic costs and a higher price in externally

[1] The fair values of the natural gas derivatives was estimated internally by the Company.

sourced steel for the coating operations. The increase in cost of goods sold in dollar terms was attenuated by the positive effect of the 7.5% Mexican currency devaluation in the peso-linked items.

Operating Expenses

Operating expenses for 3Q03 amounted to US$29 million (Ps.310 million), 4% higher than the US$28 million (Ps.293 million) registered in the previous quarter but 3% lower than the US$30 million (Ps.307 million) observed in the same quarter of last year. The small increase versus the previous quarter was due to greater sales expenses associated with the additional volume sold in 3Q03. The lower level of operating expenses versus the same quarter of last year was due to the 7.5% peso slippage observed over the comparable periods, given the peso nature of the item. The ratio of operating expenses to sales reached 7.9% in 3Q03, only slightly higher than the 7.5% obtained in the previous quarter but lower than the 8.0% attained in the same quarter of 2002. The ratio's behavior demonstrates the close control being exerted in the SG&A area.

Operating expenses for the first nine months of 2003 amounted to US$84 million (Ps.901 million), 4% lower than the US$87 million (Ps.874 million) registered in the same period of last year. The ratio of operating expenses to sales reached 7.7% for the first nine months of 2003, 100 basis points lower than the 8.7% obtained in the same period of 2002.

Operating Income and EBITDA

Operating income during 3Q03 totaled US$13 million (Ps.145 million), identical to the US$13 million (Ps.135 million) obtained in the previous quarter but 61% lower than the US$34 million (Ps.355 million) reached in the same quarter of last year. The Company managed to keep the same operating income figure in 3Q03 versus the previous quarter– reductions in dollar steel pricing associated with the peso devaluation and lower export prices affected the top line but were completely offset by a modest volume gain, reductions in the electricity cost, lower scrap prices and a minor reduction in operating expenses. The decrease in operating income against the same period of last year occurred despite some steel pricing improvement and resulted from various negative effects such as a modest volume drop, pricey external steel sourced for the coated operations, higher energy cost and scrap metal price increases.

Quarterly EBITDA
(US$ Millions)



80
70
60
50
40
30
20
10
0
$44
1Q01
3Q01
1Q02
3Q02
1Q03
3Q03

Operating income for the first nine months of 2003 amounted to US$46 million (Ps.495 million), 9% lower than the US$50 million (Ps.518 million) attained in the same period of 2002. The operating margin for the first nine months of 2003 reached 4.2% as compared to the 5.0% obtained in the same period of 2002. To some extent, the nine-month comparison shows significant stability, given that export volume increases, steel pricing gains and lower operating expenses significantly reduced the cost push in energy, scrap metal and externally sourced steel.

The EBITDA generation during 3Q03 reached US$44 million (Ps.476 million), 1% lower than the US$45 million (Ps.472 million) obtained in the previous quarter and also 32% lower than the US$64 million (Ps.666 million) registered in the same period of last year. The EBITDA Margin was 12.0% in 3Q03, slightly lower than the 12.1% registered in the previous quarter and lower than the 17.4% recorded in the same quarter of last year.

The EBITDA generation during the first nine months of 2003 totaled US$139 million (Ps.1,502 million), 5% lower than the US$146 million (Ps.1,477 million) obtained in the same period of 2002. The

EBITDA fully reflects the level operating income performance in the comparable quarters. The EBITDA margin for the first nine months of 2003 reached 12.7% as compared to the 14.5% achieved in the same period of 2002.

Cumulative 9M EBITDA (US$ million)



146
17
-21
-7
3
139
EBITDA 9M02
Sales Volume
Marginal Contribution
Fixed Costs
Operating Expenses
EBITDA 9M03

COMPREHENSIVE FINANCIAL RESULT (CFR)

Hylsamex recorded in 3Q03 a net financial cost of US$53 million (Ps.569 million), compared to net financial costs of US$1 million (Ps.10 million) and US$27 million (Ps.283 million) registered in both the previous quarter and the same quarter of last year, respectively. Taking into account that Libor rates remain unchanged and domestic inflation is in check, the CFR changes observed over the comparable quarters largely had to with the significant fluctuations in the Peso-dollar exchange rate and its effect on the basically dollarized debt balance.

The Company recognized a net financial cost of US$103 million (Ps.1,112 million) for the first nine months of 2003 as compared to a net financial cost of US$138 million (Ps.1,396 million) recorded for the comparable period in 2002. At the end of the day, a significant portion of the variation relates to the lower financial expenses in 2003 as compared to those incurred in 2002 that include roughly seven months of the pre-restructuring period. The reduction is also explained by lower real exchange losses in 2003 versus the comparable period in 2002, i.e. exchange fluctuations exceeding monetary gains.

Comprehensive Financial Result
Million of Constant MXP as of September 30, 2003

	3Q03	2Q03	3Q02	9M 2003	9M 2002
Financial Income	13.2	10.2	26.8	52.4	84.2
Financial Expenses	-280.9	-266.6	-273.9	-806.0	-933.8
Financial Expenses, net	-267.7	-256.4	-247.1	-753.6	-849.6
FX Gain (Loss)	-445.2	258.9	-189.6	-622.7	-994.6
Monetary Position Gain (Loss)	148.9	-13.8	168.9	279.6	490.3
Act. Labor Liability	-13.1	1.6	-15.3	-27.0	-42.3
Capitalized CFR	8.4	-0.1	0.0	11.2	0.0
Comprehensive Financial Result	-568.7	-9.8	-283.1	-1,112.5	-1,396.2
Macroeconomic Variables					
End-of-period Ps / US$ exchange rate	10.9272	10.4808	10.1667	10.9272	10.1667
Appreciation / (Devaluation) of the Peso	-4.26%	2.66%	-2.06%	-5.96%	-11.21%
Domestic inflation	1.08%	-0.11%	1.27%	2.35%	3.94%

CONSOLIDATED NET INCOME

During 3Q03, Hylsamex registered a consolidated net loss of US$24 million (Ps.260 million), contrary to the net income of US$44 million (Ps.463 million) reported in the previous quarter and greater than the net loss of US$3 million (Ps.30 million) of the same quarter of 2002. The bottom line worsened versus the previous quarter due to the recognition of significant FX losses in 3Q03 related to the 4.3% peso devaluation and also due to the fact that the equity income from Sidor was significantly higher in the previous quarter because of one-time effects attributable to the debt restructuring of the Venezuelan Company. The comparison against the same quarter of last year yields also an unfavorable variation, which is explained by the lower operating performance and greater FX losses recorded in 3Q03 that were partially offset by a larger accrual of positive deferred taxes in the present quarter.

For the first nine months of 2003, Hylsamex recorded a consolidated net loss of US$16 million (Ps.181 million), an improvement of US$19 million or 54% compared to the net loss of US$35 million (Ps.354 million) for the same period of 2002. The smaller loss is mainly due to a lower CFR—mainly triggered by a lower recognition of FX losses and a smaller financial burden due to the debt restructuring— and higher equity income from Sidor, which were partially offset by lower deferred tax gains. The integration of the consolidated result for this quarter and the first nine months of 2003 are detailed in the following table:

Net Income (Loss) Integration
Millon of Constant Pesos as of Sept. 30, 2003

	3Q03	9M03
Operating Income	144.5	494.9
Integral Financial Result	-568.7	-1,112.5
Other income and special items, net	-2.3	12.9
Income Tax and Profit Sharing	132.2	218.9
Equity income from associated company	33.8	204.8
Consolidated Net Income (Loss) in 3Q03	-260.5	
Consolidated Net Income (Loss) in 9M03		-181.0

NET DEBT & OTHER ITEMS

Hylsamex's net debt as of September 30, 2003 reached US$1,053 million, US$13 million lower than the US$1,066 million outstanding as of June 30, 2003. On top of the EBITDA generation, additional cash flow from working capital efficiencies permitted the Company to cover quarterly interest payments and capital outlays, while still leaving cash for debt reduction. The following table provides a detailed explanation of the change in net debt balance.

Net Debt Variation
US$ Million

Net Debt as of June 30, 2003	**1,066.3**
EBITDA generation	-44.1
Investment in Working Capital and Other	-13.5
Accrued Interest	21.2
Taxes	8.2
Capital Expenditures	10.9
Accrued PIK Interest	4.1
= Net Debt as of September 30, 2003	**1,053.1**

Taxes: Cash taxes paid during the quarter amounted to US$8 million, compared to US$7 million paid in the previous quarter and US$8 million disbursed in the same quarter of 2002. To date, Hylsamex's cash taxes amount to US$27 million, compared to US$30 million paid during the first nine months of 2002.

Net Working Capital (NWC): Net working capital represented a source of funds in 3Q03. The main reduction in working capital was in inventories; where both the Flat Products Division and the coating company managed notable reductions in inventory levels. In addition, there was a minor reduction in the trade accounts investment. Associated with the reduction in inventories was a reduction in payables but the amount was insufficient to cancel the positive NWC adjustments.

Capex: Capital expenditures reached US$11 million during 3Q03. Out of that figure US$5 million were disbursed at the Galvak level, where the outlays reflect additional progress in connection with its expansion program. The balance corresponded to US$3 million spent on the removal of overburden material at the mines and to US$3 million that was invested in normal capex throughout Hylsamex.

Liquidity: Hylsamex's cash reserves as of the end of the third quarter of 2003 reached US$64 million as compared to US$57 million registered as of June 2003. In addition, as of September 30,2003, the company has US$30 million available under a 30-month revolving credit facility to cover future needs. Over the next 12 months, Hylsamex faces maturities of long-term debt of US$54 million.

Key Financial Ratios: The ratio of Net Debt to LTM EBITDA reached 5.5x in 3Q03 as compared to the 5.1x registered in the previous quarter and the 5.9x recorded in the same period of 2002. The interest coverage ratio (LTM EBITDA to LTM Net Interest Expense) was 2.02x in 3Q03 compared to the 2.26x obtained in the previous quarter and the 1.52x attained in the same period of last year. The minor worsening in the debt-related ratios versus the previous quarter occurred despite the reduction in debt and had to do with the difference in EBITDA generation between the corresponding third quarter results of the comparable periods, i.e. the inclusion of the US$44 million of 3Q03 and the dropping of US$64 million of 3Q02.


Net Debt / LTM EBITDA
(Times)
LTM EBITDA / Interest
(Times)
9.0
8.0
7.0
6.0
5.0
4.0
3.0
3.0
2.5
2.0
1.5
1.0
0.5
1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03
Net Debt / LTM EBITDA
LTM Int. Cov.
Int. Cov. After Restr.

Fair Value of Hylsamex's Interest Rate Derivatives[2]: As of September 30, 2003, the fair value of Hylsamex's interest rate derivatives positions amounts to US$5.4 million (which represents a positive amount), an increase of 67% compared to the mark-to-market as of June 30, 2003, primarily due to the upward shift in the yield curve, during the past 3 months. All of Hylsamex's interest rate derivative transactions are structured as interest rate caps.

[2] The fair values of the interest rate derivatives was estimated by the Company internally.

EQUITY INCOME FROM ASSOCIATED COMPANIES (SIDOR)

Hylsamex's minority stake in Amazonia generated a gain of US$3 million (Ps.34 million) in 3Q03, compared to the gain of US$36 million (Ps.376 million) recorded in the previous quarter, and contrary to the loss of US$1 million (Ps.11 million) registered in the same quarter of 2002. The result reported by Amazonia in 2Q03 was influenced by the effect of the restructuring agreement.

Selected Financial Information
(Million Pesos as of September 2003)

Income Statement	3Q 2003	2Q 2003	3Q 2002	9M 2003	9M 2002
Sales Revenue	3,955	3,897	3,826	11,760	10,121
Gross Profit	455	427	662	1,396	1,392
Operating Profit	145	135	355	495	518
CFR	-569	-10	-283	-1,112	-1,396
Equity in subsidiary	34	376	-11	205	30
Consolidated Net Earnings	-260	463	-30	-181	-354
Majority Net Earnings	-275	465	-24	-189	-358

Balance Sheet	Sept 2003	June 2003	Sept 2002
Current Assets	6,256	6,386	6,188
Non-Current Assets	23,414	23,181	23,592
Total Assets	29,670	29,567	29,780
Current Liabilities	3,130	3,071	2,690
Non-Current Liabilities	15,521	15,403	15,512
Total Liabilities	18,651	18,474	18,202
Stockholders Equity	11,019	11,092	11,578
Majority Interest	9,184	9,272	9,577

Operating and Financial Indicators

Income Statement	3Q 2003	2Q 2003	3Q 2002	9M 2003	9M 2002
Shipments ('000 tons)	723	706	745	2,153	2,072
Exports (%)	23.8	18.0	24.5	23.0	19.5
Revenue/ton	5,469	5,516	5,136	5,464	4,886
Cash cost/ton	4,381	4,434	3,831	4,347	3,751
Gross margin (%)	11.5	11.0	17.3	11.8	13.7
Operating margin (%)	3.6	3.4	9.3	4.2	5.0
EBITDA margin (%)	12.0	12.1	17.4	12.7	14.5
Earnings per ADS	-3.26	5.52	-0.28	-2.24	-4.25

Balance Sheet	Sept 2003	June 2003	Sept 2002
Net debt (Ps. million)	11,507	11,297	11,152
Net debt (US$ million)	1,053	1,066	1,054
Net debt to equity	1.04	1.02	0.96
Current Ratio	2.00	2.08	2.30
B. Value/ADS	108.82	109.87	113.49
Interest Coverage †			
Last 12 months	2.02	2.26	1.52
Quarterly	1.78	1.84	2.70

* Based on ADS & majority net income
** Monthly figures translated into dollars at the average exchange rate of each month

† (EBITDA) /(Financial Expenses, net)
Stock price at the end of each quarter: Ps.7.10 at Sep/30/03, Ps.6.30 at Jun/30/02 and Ps.7.18 at Sep/30/02

Consolidated Balance Sheet

At September 30, 2003, with comparative figures for 2002
(Million Pesos as of September 2003)

	2003	2002		2003	2002
ASSETS			**LIABILITIES & EQUITY**		
Current Assets:			**Current Liabilities:**		
Cash and temporary investments	700	773	Current portion of long term debt	595	132
Trade accounts receivable	2,189	2,149	Short-term affiliated Co.		
Other accounts receivable	734	777	Bank loans		
Inventories	2,633	2,489	Accrued interest payable	69	46
			Accounts payable and accrued expenses	2,466	2,512
	-----------	-----------		-----------	-----------
Total current assets	6,256	6,188	Total current liabilities	3,130	2,690
			Long-Term Liabilities:		
			Long-term debt	11,536	11,720
			Long-term affiliated Co.	397	200
			Deferred taxes	2,363	2,410
Investment in shares of Associated Company	581	621	Estimated liabilities for seniority premiums and pension plan	1,225	1,182
				-----------	-----------
			Total long-term liabilities	15,521	15,512
				-----------	-----------
			TOTAL LIABILITIES	**18,651**	**18.202**
Property, Plant and Equipment	20,245	20,560			
			Stockholders' Equity:		
			Nominal capital stock	4,975	4,975
			Restatement of capital stock	802	802
				-----------	-----------
Deferred Charges	1,716	1,693		5,777	5,777
			Other contributed capital		
				-----------	-----------
			Contributed capital	5,777	5,777
Deferred Tax	592	416	Earned surplus	3,407	3,800
				-----------	-----------
			Total majority interest	9,184	9,577
			Minority interest	1,835	2,001
				-----------	-----------
Other Asset	280	302	**TOTAL STOCKHOLDERS' EQUITY**	**11,019**	**11,578**
	-----------	-----------		-----------	-----------
TOTAL ASSETS	**29,670**	**29,780**	**TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY**	**29,670**	**29,780**
	=======	=======		=======	=======
			Majority interest per share	18.1371	18.9147
			Majority interest per ADS/GDS	108.8227	113.4885

Consolidated Statement of Income

For the period ended September 30, 2003, with comparative figures for 2002
(Million Pesos as of September 2003)

	2003	2002
Net sales	11,760	10,121
Cost of sales	(10,364)	(8,729)
Gross profit	1,396	1,392
Operating expenses	(901)	(874)
Operating income	495	518
Comprehensive financing (expenses) income, net	(1,112)	(1,396)
Other income and special items, net	12	(174)
Income (loss) before the following provisions	(605)	(1,052)
Provisions for income tax, assets tax and deferred tax	235	686
Employees' profit sharing	(16)	(18)
Income (loss) before extraordinary items	(386)	(384)
Extraordinary item - income tax reduction and asset tax credit		
Income (loss) before equity in associated company	(386)	(384)
Equity in income (loss) of associated company	205	30
Consolidated net income (loss)	**(181)**	**(354)**
Net (income) loss corresponding to minority interest	**8**	**4**
Net income (loss) corresponding to majority interest	**(189)**	**(358)**
Net majority income (loss) per share	(0.3738)	(0.7079)
Net majority income (loss) per ADS/GDS	(2.2427)	(4.2474)

Consolidated Statement of Changes in the Financial Position

For the period ended September 30, 2003, with comparative figures for 2002
(Million Pesos as of September 2003)

	2003	2002
Operations:		
Income before extraordinary items	(181)	(354)
Items not affecting resources:		
Depreciation and amortization	1,007	959
Equity in income (loss) of associated company	(205)	(29)
Deferred taxes	(296)	(716)
Other, net	75	3
	400	(137)
Changes in working capital other than financing:		
Accounts receivable	(206)	(669)
Inventories	(141)	(421)
Accounts payable and accrued expenses	(99)	(210)
	(446)	(1,300)
Resources provided by operations	**(46)**	**(1,437)**
Financing:		
Loans received	594	10,192
Repayment of loans	31	(10,903)
Increase in capital stock		2,713
Increase in minority interest		
Dividends (declared) received		
Resources provided by financing activities	**625**	**2,002**
Investment:		
Investment in shares, net	(577)	
Property, plant and equipment, net	(305)	6
Deferred charges	(84)	(112)
Other assets	491	(80)
Resources used in investment activities	**(475)**	**(186)**
Decrease (increase) in cash and temporary investments	**104**	**379**
Cash and temporary investment at the beginning of the period	596	394
Cash and temporary investment at the end of the period	**700**	**773**

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252
Third Quarter 2003 financial statements delivered to Mexican Stock Exchange.

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: icssific.ens

Longitud del sobre: 63776 bytes.

Fecha de recepcion: Oct 27 2003 1:10:28:203PM.

Folio de recepcion: 34394.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
icssific.bmv	1	Sific para Industriales, Comerciales y de Servicios

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

HYLSAMEX

Octubre 27, 2003

76292

COMISION NACIONAL BANCARIA Y DE VALORES
Insurgentes Sur N° 1971, Torre Sur
Col. Guadalupe Inn 01020 México, D.F.

COMISION NACIONAL BANCARIA Y DE VALORES
RECIBIDO
OCT 28 2003
DIR. GRAL. DE PROGRAMACION PRESUPUESTO Y REC. MATERIALES
CORRESPONDENCIA Y ARCHIVO

At'n: C.P. Karla Siller Ojeda
Supervisora en Jefe de Emisoras

De conformidad con el Título Cuarto, artículo 33 numeral II de la Circular Unica de la CNBV de fecha 19 de marzo de 2003 y con relación a la Información Financiera por el 3° trimestre de 2003 reportada por Hylsamex, S.A. de C.V., hacemos constar lo siguiente:

> "Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asímismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas".

La información financiera trimestral de referencia ha sido enviada a la Bolsa Mexicana de Valores el día de hoy, a través del sistema electrónico SIFIC.

Atentamente,

Ing. Alejandro M. Elizondo B.
Director General

C.P. Ernesto Ortíz L.
Director de Finanzas

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 30 DE SEPTIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**29,670,093**	**100**	**29,780,371**	**100**
2	**ACTIVO CIRCULANTE**	**6,256,384**	**21**	**6,188,165**	**21**
3	EFECTIVO E INVERSIONES TEMPORALES	699,965	2	772,642	3
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	2,188,644	7	2,149,465	7
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	672,696	2	712,566	2
6	INVENTARIOS	2,633,519	9	2,489,327	8
7	OTROS ACTIVOS CIRCULANTES	61,560	0	64,165	0
8	**LARGO PLAZO**	**581,154**	**2**	**620,568**	**2**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	538,002	2	537,671	2
11	OTRAS INVERSIONES	43,152	0	82,897	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**20,245,317**	**68**	**20,559,893**	**69**
13	INMUEBLES	1,105,736	4	1,122,291	4
14	MAQUINARIA Y EQUIPO INDUSTRIAL	37,850,488	128	39,008,553	131
15	OTROS EQUIPOS	195,828	1	202,848	1
16	DEPRECIACION ACUMULADA	19,348,055	65	19,901,682	67
17	CONSTRUCCIONES EN PROCESO	441,320	1	127,883	0
18	**ACTIVO DIFERIDO (NETO)**	**2,587,238**	**9**	**2,411,745**	**8**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**18,651,553**	**100**	**18,202,376**	**100**
21	**PASIVO CIRCULANTE**	**3,130,084**	**17**	**2,690,338**	**15**
22	PROVEEDORES	1,409,070	8	1,462,277	8
23	CREDITOS BANCARIOS	595,209	3	131,847	1
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	16,296	0	77,608	0
26	OTROS PASIVOS CIRCULANTES	1,109,509	6	1,018,606	6
27	**PASIVO A LARGO PLAZO**	**11,933,869**	**64**	**11,920,569**	**65**
28	CREDITOS BANCARIOS	7,494,600	40	7,792,303	43
29	CREDITOS BURSATILES	4,014,667	22	3,908,456	21
30	OTROS CREDITOS	424,602	2	219,810	1
31	**CREDITOS DIFERIDOS**	**3,587,600**	**19**	**3,591,469**	**20**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**11,018,540**	**100**	**11,577,995**	**100**
34	**PARTICIPACION MINORITARIA**	**1,834,987**	**17**	**2,000,694**	**17**
35	**CAPITAL CONTABLE MAYORITARIO**	**9,183,553**	**83**	**9,577,301**	**83**
36	**CAPITAL CONTRIBUIDO**	**5,777,297**	**52**	**5,777,297**	**50**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	4,975,129	45	4,975,129	43
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	802,168	7	802,168	7
39	PRIMA EN VENTA DE ACCIONES	0	0	0	0
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**3,406,256**	**31**	**3,800,004**	**33**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	9,393,159	85	9,533,328	82
43	RESERVA PARA RECOMPRA DE ACCIONES	108,184	1	108,184	1
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(5,905,825)	(54)	(5,483,076)	(47)
45	**RESULTADO NETO DEL EJERCICIO**	(189,262)	(2)	(358,432)	(3)

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2002**

ESTADO DE SITUACION FINANCIERA
AL 30 DE SEPTIEMBRE DE 2003 Y 2002
(Miles de Pesos)

CONSOLIDADO

Impresión Final

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**699,965**	100	**772,642**	100
46	EFECTIVO	116,599	17	154,532	20
47	INVERSIONES TEMPORALES	583,366	83	618,110	80
18	**CARGOS DIFERIDOS**	**2,587,238**	100	**2,411,745**	100
48	GASTOS AMORTIZABLES (NETO)	1,685,233	65	1,705,537	71
49	CREDITO MERCANTIL	31,065	1	(12,680)	(1)
50	IMPUESTOS DIFERIDOS	591,800	23	415,475	17
51	OTROS	279,140	11	303,413	13
21	**PASIVO CIRCULANTE**	**3,130,084**	100	**2,690,338**	100
52	PASIVOS EN MONEDA EXTRANJERA	1,023,080	33	504,013	19
53	PASIVOS EN MONEDA NACIONAL	2,107,004	67	2,186,325	81
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	100	**0**	100
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**1,109,509**	100	**1,018,606**	100
57	OTROS PASIVOS CIRCULANTES CON COSTO	93,080	8	52,136	5
58	OTROS PASIVOS CIRCULANTES SIN COSTO	1,016,429	92	966,470	95
27	**PASIVO A LARGO PLAZO**	**11,933,869**	100	**11,920,569**	100
59	PASIVO EN MONEDA EXTRANJERA	11,933,869	100	11,920,569	100
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**4,014,667**	100	**3,908,456**	100
61	OBLIGACIONES	3,278,160	82	3,173,017	81
62	PAGARE DE MEDIANO PLAZO	736,507	18	735,439	19
30	**OTROS CREDITOS**	**424,602**	100	**219,810**	100
63	OTROS CREDITOS CON COSTO	424,602	100	219,810	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**3,587,600**	100	**3,591,469**	100
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	2,362,360	66	2,409,662	67
67	OTROS	1,225,240	34	1,181,807	33
32	**OTROS PASIVOS**	**0**	100	**0**	100
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(5,905,825)**	100	**(5,483,076)**	100
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(5,905,825)	(100)	(5,483,076)	(100)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

OTROS CONCEPTOS

(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	3,126,300	3,497,827
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	1,225,240	1,181,807
74	NUMERO DE FUNCIONARIOS (*)	185	197
75	NUMERO DE EMPLEADOS (*)	2,598	2,594
76	NUMERO DE OBREROS (*)	4,449	4,393
77	NUMERO DE ACCIONES EN CIRCULACION (*)	506,340,463	506,340,463
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**11,760,076**	**100**	**10,120,678**	**100**
2	COSTO DE VENTAS	10,363,658	88	8,729,060	86
3	**RESULTADO BRUTO**	**1,396,418**	**12**	**1,391,618**	**14**
4	GASTOS DE OPERACION	901,488	8	873,871	9
5	**RESULTADO DE OPERACION**	**494,930**	**4**	**517,747**	**5**
6	COSTO INTEGRAL DE FINANCIAMIENTO	1,112,461	9	1,396,196	14
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(617,531)**	**(5)**	**(878,449)**	**(9)**
8	OTRAS OPERACIONES FINANCIERAS	(12,821)	0	173,315	2
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(604,710)**	**(5)**	**(1,051,764)**	**(10)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	(218,931)	(2)	(667,916)	(7)
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(385,779)**	**(3)**	**(383,848)**	**(4)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	204,790	2	30,127	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(180,989)**	**(2)**	**(353,721)**	**(3)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(180,989)**	**(2)**	**(353,721)**	**(3)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(180,989)**	**(2)**	**(353,721)**	**(3)**
19	PARTICIPACION MINORITARIA	8,273		4,711	0
20	**RESULTADO NETO MAYORITARIO**	**(189,262)**	**(2)**	**(358,432)**	**(4)**

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2003**

ESTADO DE RESULTADOS
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**11,760,076**	**100**	**10,120,678**	**100**
21	NACIONALES	9,008,055	77	8,119,210	80
22	EXTRANJERAS	2,752,021	23	2,001,468	20
23	CONVERSION EN DOLARES (***)	254,181	2	100,724	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**1,112,461**	**100**	**1,396,196**	**100**
24	INTERESES PAGADOS	806,050	72	933,796	67
25	PERDIDA EN CAMBIOS	713,124	64	1,165,730	83
26	INTERESES GANADOS	52,431	5	84,211	6
27	GANANCIA EN CAMBIOS	90,381	8	171,161	12
28	RESULTADO POR POSICION MONETARIA	(280,468)	(25)	(473,440)	(34)
42	PERDIDA EN ACTUALIZACION DE UDI'S	16,567	1	25,482	2
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(12,821)**	**100**	**173,315**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(12,821)	(100)	173,315	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**(218,931)**	**100**	**(667,916)**	**100**
32	I.S.R.	(235,393)	(108)	(685,772)	(103)
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	16,462	8	17,856	3
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	13,278,285	11,907,803
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	15,436,448	13,177,592
39	RESULTADO DE OPERACION (**)	722,146	507,313
40	RESULTADO NETO MAYORITARIO (**)	(572,702)	2,434,725
41	RESULTADO NETO (**)	(740,027)	2,436,143

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: HYLSAMX

TRIMESTRE: 3 AÑO: 2003

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2003 Y 2002

(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**3,955,374**	**100**	**3,826,498**	**100**
2	COSTO DE VENTAS	3,500,351	88	3,164,972	83
3	**RESULTADO BRUTO**	**455,023**	**12**	**661,526**	**17**
4	GASTOS DE OPERACION	310,489	8	306,964	8
5	**RESULTADO DE OPERACION**	**144,534**	**4**	**354,562**	**9**
6	COSTO INTEGRAL DE FINANCIAMIENTO	568,744	14	283,109	7
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(424,210)**	**(11)**	**71,453**	**2**
8	OTRAS OPERACIONES FINANCIERAS	2,237	0	104,132	3
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(426,447)**	**(11)**	**(32,679)**	**(1)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	(132,155)	(3)	(14,161)	0
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(294,292)**	**(7)**	**(18,518)**	**0**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	33,811	1	(11,073)	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(260,481)**	**(7)**	**(29,591)**	**(1)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(260,481)**	**(7)**	**(29,591)**	**(1)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(260,481)**	**(7)**	**(29,591)**	**(1)**
19	PARTICIPACION MINORITARIA	14,813		(5,895)	0
20	**RESULTADO NETO MAYORITARIO**	**(275,294)**	**(7)**	**(23,696)**	**(1)**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: HYLSAMX

HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2003**

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**3,955,374**	**100**	**3,826,498**	**100**
21	NACIONALES	2,989,273	76	2,897,931	76
22	EXTRANJERAS	966,101	24	928,567	24
23	CONVERSION EN DOLARES (***)	83,975	2	78,672	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**568,744**	**100**	**283,109**	**100**
24	INTERESES PAGADOS	280,945	49	273,815	97
25	PERDIDA EN CAMBIOS	505,093	89	252,317	89
26	INTERESES GANADOS	13,203	2	26,820	9
27	GANANCIA EN CAMBIOS	59,922	11	62,768	22
28	RESULTADO POR POSICION MONETARIA	(149,581)	(26)	(161,916)	(57)
42	PERDIDA EN ACTUALIZACION DE UDI'S	5,412	1	8,481	3
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**2,237**	**100**	**104,132**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	2,237	100	104,132	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**(132,155)**	**100**	**(14,161)**	**100**
32	I.S.R.	(139,909)	(106)	(22,393)	(158)
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	7,754	6	8,232	58
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2003 Y 2002
(Miles de Pesos)

Impresión Final

REF C.	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**(180,989)**	**(353,721)**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	581,216	216,184
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**400,227**	**(137,537)**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(445,503)	(1,300,065)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**(45,276)**	**(1,437,602)**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	624,609	(710,965)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	0	2,712,762
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**624,609**	**2,001,797**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(475,438)**	**(185,866)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	103,895	378,329
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	596,070	394,313
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	699,965	772,642

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**581,216**	**216,184**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	1,007,372	958,962
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	89,640	134,869
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	(515,796)	(877,647)
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(445,503)**	**(1,300,065)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(83,281)	(259,768)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(140,694)	(421,070)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(122,137)	(408,841)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	107,885	291,616
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(207,276)	(502,002)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**624,609**	**(710,965)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	10,434	35,279
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	391,633	9,931,904
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	192,105	224,482
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(71,617)	(8,269,154)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	111,201	(2,629,881)
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(9,147)	(3,595)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**0**	**2,712,762**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	2,712,762
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(475,438)**	**(185,866)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	(577,504)	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(388,769)	(106,233)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	490,835	(79,633)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
	RENDIMIENTO		
1	RESULTADO NETO A VENTAS NETAS	(1.54) %	(3.50) %
2	RESULTADO NETO A CAPITAL CONTABLE (**)	(6.24) %	25.42 %
3	RESULTADO NETO A ACTIVO TOTAL (**)	(2.49) %	8.18 %
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00 %	0.00 %
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(154.96) %	(133.85) %
	ACTIVIDAD		
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.52 veces	0.44 veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.76 veces	0.64 veces
8	ROTACION DE INVENTARIOS (**)	5.13 veces	5.13 veces
9	DIAS DE VENTAS POR COBRAR	44 días	50 días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	6.90 %	6.90 %
	APALANCAMIENTO		
11	PASIVO TOTAL A ACTIVO TOTAL	62.86 %	61.12 %
12	PASIVO TOTAL A CAPITAL CONTABLE	1.69 veces	1.57 veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	69.47 %	68.26 %
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	58.95 %	57.98 %
15	RESULTADO DE OPERACION A INTERESES PAGADOS	0.61 veces	0.55 veces
16	VENTAS NETAS A PASIVO TOTAL (**)	0.83 veces	0.72 veces
	LIQUIDEZ		
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	2.00 veces	2.30 veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.16 veces	1.37 veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.34 veces	0.34 veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	22.36 %	28.72 %
	ESTADO DE CAMBIOS		
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	3.40 %	(1.36) %
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(3.79) %	(12.85) %
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	(0.06) veces	(1.54) veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	100.00 %	(35.52) %
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	0.00 %	135.52 %
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	81.77 %	57.16 %

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ (1.13)		$ 4.81	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .00	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ (1.13)		$ 4.81	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 18.14		$ 18.91	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00		$ .00	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	.39	veces	.38	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	(6.28)	veces	1.49	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS.	$	(8,135,880)
IMPUESTO DIFERIDO EN CAPITAL		92,831
EXCESO/INSUFICIENCIA EN ACT. DE CAPITAL		2,137,224
TOTAL	$	(5,905,825)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

Resultados al Tercer Trimestre 2003

La información contenida en este reporte está basada en información financiera no auditada, y se presenta en pesos constantes (Ps) con poder adquisitivo del 30 de septiembre del año 2003 y en toneladas métricas. Cifras del estado de resultados y el flujo de efectivo se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes, mientras que cuentas del balance se convirtieron con el tipo de cambio de fin de periodo.

Hechos Sobresalientes

* Hylsamex embarcó 723,300 toneladas durante el 3T03, 2% por encima de las 706,400 toneladas del trimestre anterior pero 3% menores que las 745,200 toneladas del mismo trimestre de 2002.

* El volumen de exportación durante el 3T03 alcanzó 171,900 toneladas, 35% superior a las 127,400 toneladas embarcadas en el trimestre anterior, pero 6% menores que las 182,500 toneladas vendidas en el mismo trimestre de 2002. La compañía pudo incrementar sus exportaciones en el 3T03 debido a la mejoría en la demanda, particularmente en el lejano oriente.

* El precio promedio ponderado de acero fue de US$458/ton en el 3T03, 4% menor que los US$475/ton obtenido en el trimestre anterior y similar a los US$456/ton registrado en el mismo trimestre de 2002. Se realizaron dos incrementos de 7% en el precio de venta de los productos planos pero debido a que su implementación fue tardía en el trimestre no tuvieron un impacto significativo en el 3T03.

* En una base por tonelada, el costo de ventas en 3T03 totalizó US$449/ton, un 3% de mejora sobre el US$465/ton alcanzado en el trimestre anterior pero todavía 9% superior al US$411/ton del mismo trimestre del 2002. La Compañía se vió beneficiada por reducciones en el costo de la electricidad y en los precios de las chatarra. Hylsamex todavía muestra un costo muy superior al del mismo trimestre del año anterior debido al mayor precio en los energéticos y a las alzas en los costos de los metálicos.

* La generación de EBITDA en el 3T03 alcanzó US$44 millones en el 3T03, 1% inferior a los US$45 millones obtenidos en el trimestre anterior y también 32% menor a los US$64 millones registrados en el mismo trimestre del 2002. El margen de EBITDA fue de 12.0% en el 3T03, similar al 12.1% registrado en el trimestre anterior y menor que el 17.4% del mismo trimestre de 2002.

* Para los primeros nueve meses de 2003, Hylsamex reporta una pérdida neta consolidada de US$16 millones, una mejora de 54% comparado con la pérdida neta de US$35 millones para el mismo periodo de 2002.

Resumen

Hylsamex generó un EBITDA de US$44 millllones en el 3T03, que se compara con US$45 millones obtenido en el trimestre anterior y con los US$64 millones alcanzado en el mismo trimestre de 2002. La Compañía mantuvo un nivel similar de EBITDA con respecto al trimestre anterior debido a un pequeño incremento en el volumen de ventas, a algunas reducciones en los costos de los metálicos y a un menor costo de la energía eléctrica. Aunque se dieron ciertos aumentos de precio en los productos planos, éstos no impactaron los resultados del 3T03 debido a que ocurrieron de manera tardía en el trimestre, pero representan de todos modos una mejora en el entorno siderúrgico. El menor nivel de

generación de EBITDA versus el mismo trimestre del año anterior se da aun cuando se presenta un mayor nivel de precios en 2003, principalmente en los productos no planos, y se debe a la disminución en el volumen de ventas. Adicionalmente, se presentaron diversos aumentos en el precio de ciertos elementos claves del costo, como son: acero externo de alto costo para las líneas de recubierto, mayores costos de energía e incrementos en el precio de la chatarra. En este sentido, y también en relación a los costos, aunque pareciese esto ilógico, la reciente subida en los precios de chatarra representa buenas noticias, dado que refleja un mercado de acero más apretado y robusto, lo que ha permitido la reciente implementación de aumentos de precio a los productos terminados.

Las tendencias en balance oferta/demanda mundial de acero han sido erráticas este año pero reflejando una fortaleza, la solidez del crecimiento en el mercado del lejano oriente. Durante los primeros meses de 2003, un desbocado ritmo de compras de acero proveniente del lejano oriente causó una espiral de precios que reventó por una acumulación de inventarios excesiva. Aunque esto trajo consigo una pausa en las compras de producto, esto no tuvo impacto en los niveles de consumo en aquella región de Asia. Una vez que la mencionada región regresó a comprar acero a principios del 3T03, en lo que parece ser una forma más ordenada, Hylsamex está encontrando oportunidades para exportar otra vez y también está enfrentando un mercado de acero mucho más apretado, esto último permitiendo realizar acciones de incremento de precios de acero en el mercado doméstico. Por el contrario, el ambiente prevaleciente en el mercado de acero en México varía dependiendo del producto, de reflejar estabilidad hasta mostrar un incremento modesto. Por lo que va de 2003, el mercado de productos planos no muestra dinamismo alguno, cuando menos para el universo de productos que manufactura Hylsamex.

Volumen de Ventas

Los embarques para el 3T03 alcanzaron 723,300 toneladas, 16,900 toneladas o 2% superiores a las 706,400 toneladas del trimestre anterior pero 21,900 toneladas o 3% menores que las 745,200 toneladas del mismo trimestre del año anterior. El incremento en el tonelaje vendido versus el trimestre anterior se debe al incremento en las exportaciones, básicamente en los productos planos debido a la mejora en la demanda en los mercados del exterior. El decremento en el volumen de ventas con respecto al mismo trimestre del 2002 se debió también a un menor volumen de exportaciones en este trimestre versus el esfuerzo de ventas al exterior realizado el año pasado. La Compañía vendió a una variedad de mercados de exportación en el 3T02, pero últimamente los mercados de exportación se encuentran más concentrados en el área del lejano oriente.

El volumen doméstico en el 3T03 totalizó 551,400 toneladas, 27,700 tons o 5% menores que las 579,000 toneladas del trimestre anterior y también 11,200 toneladas o 2% menores que las 562,600 toneladas del mismo trimestre del año anterior. La reducción versus el trimestre anterior obedece a menores ventas de productos planos debido al mayor consumo de producto importado por parte de nuestros clientes. La mayor presencia de importaciones en el mercado doméstico al principio del trimestre se relaciona con la pausa en compras de acero por parte de China durante el Segundo trimestre y que ocasionó una mayor abundancia de acero en el mercado mundial. Adicionalmente, se presentaron menores ventas de no planos, particularmente de varilla, lo que se atribuye a la disminución en la actividad de construcción y a la temporada de lluvias de Septiembre que tradicionalmente afecta los volúmenes vendidos en el centro de México. El decremento en los embarques versus el mismo trimestre de 2002 se

debe enteramente a los productos planos; este segmento del mercado no ha tenido crecimiento en lo que va del 2003.

El volumen de exportación durante el 3T03 alcanzó 171,900 toneladas, 44,500 toneladas o 35% superior que las 127,400 toneladas del trimestre anterior pero es 10,600 toneladas o 6% menor que las 182,500 toneladas obtenidas en el mismo trimestre de 2002. La Compañía pudo incrementar sus exportaciones debido al mejoramiento de la demanda, principalmente del lejano oriente. En este sentido, las condiciones en los mercados internacionales de acero hacen mas fácil que la empresa comercialice producto en el exterior, aunque, la tendencia en precios sea desfavorable con respecto a los trimestres comparables. Los precios de exportación en el 3T03 calculados en dólares nominales experimentaron una caída de 7% versus el trimestre anterior y son 2% inferiores a los obtenidos en el mismo trimestre del año anterior. Aun cuando hubo tendencia negativa en precio, los ingresos de exportación se incrementaron en 3T03 a US$90 millones debido al mayor volumen vendido, los que se comparan con los US$76 millones obtenidos en el trimestre anterior y que resultan similares a los US$89 millones registrados en el mismo trimestre del año anterior.

Los embarques para los primeros nueve meses de 2003 totalizaron 2,152,500 toneladas, 81,000 toneladas o 4% superiores que las 2,071,500 toneladas registradas en el mismo periodo de 2002. El desglose del volumen vendido entre los mercados doméstico y de exportación refleja un nivel estable de ventas en México y un incremento en los volúmenes de exportación. La Compañía embarcó en el mercado doméstico 1,657,100 toneladas durante los primeros nueve meses de 2003 que se comparan con las 1,668,400 toneladas vendidas en el mismo periodo de 2002. Por el contrario, las exportaciones mostraron un dinamismo significativo: Hylsamex vendió en los mercados del exterior 495,400 toneladas en los primeros nueve meses de 2003 que se comparan con las 403,100 toneladas comercializadas en el extranjero en el mismo periodo de 2002.

Ingreso

Los ingresos de Hylsamex ascendieron a US$367 millones (Ps.3,955 millones) en el 3T03, 1% menor que los US$369 millones (Ps.3,895 millones) alcanzados en el trimestre anterior y que también son 1% menores que los US$370 millones (Ps.3,826 millones) obtenidos en el mismo trimestre del año anterior.

Contrario a la pequeña caída de los ingresos en términos de dólares versus el trimestre anterior, la Compañía muestra un incremento en ingresos de 2% en las cifras expresadas en pesos. La razón detrás del incremento en pesos tiene que ver enteramente con el 2% de aumento en el volumen de ventas que se ve parcialmente cancelado por una disminución de 1% en el ingreso por tonelada (Ps.5,469 en 3T03 vs. Ps.5,516 en 2T03). La disminución en ingresos en pesos ocurre apesar de que la compañía implementó en 3T03 dos incrementos de precio de 7% en productos planos y de que hubo también algo de mejoría en productos no planos. Sin embargo, es válido hacer notar que las implementaciones de precio antes mencionadas no se ven completamente reflejadas en los resultados del trimestre pues se realizaron al final del trimestre y afectaron solo a una porción de los embarques del 3T03 y de que parte del terreno ganado en el precio doméstico se vió negativamente compensado por menores precios de exportación.

En lo que corresponde a la comparación versus el mismo trimestre de 2002, el 1% de decremento en términos de dólares contrasta con un crecimiento de 3% en los ingresos expresados en pesos, lo que se debe a un 3% de reducción en

volumen que se ve más que compensado con una mejora de 6% en el ingreso por tonelada (Ps.5,469 en 3T03 vs. Ps.5,136 en 3T02). El mejoramiento del ingreso por tonelada en pesos versus el mismo trimestre del año anterior tiene que ver con la devaluación de 7.5% del peso Mexicano durante el período en comparación y al efecto positivo que ésta tiene en los precios del acero, y también se relaciona con el incremento de dos digitos en los precios en términos de dólares de los productos no planos que, dada su importancia relativa en la mezcla de ventas, contribuyeron al incremento ya mencionado de un solo dígito. Adicionalmente, hubo un incremento en los otros ingresos relacionados con el acero que complementaron el mejoramiento en el ingreso por tonelada.

El ingreso por tonelada fue de US$507/ton en 3T03, que se integra por un precio promedio ponderado de acero US$458/ton y de un US$49/ton de contribución por otros ingresos relacionados con el acero. El precio promedio ponderado de acero en el 3T03 es US$17 o 4% inferior que los US$475/ton obtenidos en el trimestre anterior y similar que los US$456/ton alcanzados en el mismo trimestre de 2002. Los otros ingresos relacionados con el acero también mostraron mejoría versus el trimestre anterior y el mismo trimestre de 2002 con variaciones positivas de US$2 y US$9, respectivamente.

Los ingresos de Hylsamex para los primeros nueve meses de 2003 alcanzaron US$1,091 millones (Ps.11,760 millones), 9% superiores que los US$1,005 millones (Ps.10,121 millones) obtenidos en el mismo periodo de 2002. El incremento en los ingresos medido en términos de pesos alcanza 16%, lo que se compone de un aumento de 4% en los embarques y de un 12% de mejora en el ingreso por tonelada (Ps.5,464 en 9M03 vs. Ps.4,886 en 9M02). Se dieron aumentos de precios en términos de dólares que se vieron magnificados por el beneficio de la devaluación de 7.5% del peso en el periodo en comparación y su efecto favorable en los precios medidos en pesos. Considerando las cifras equivalentes en dólares, el ingreso por tonelada durante los primeros nueve meses de 2003 alcanzó US$507/ton, US$22 o 4% superior a los US$485/ton registrados en el mismo periodo de 2002. La mayor parte de la variación positiva se debe a una mejoría en los precios del acero: el precio promedio ponderado de acero para los 9MO3 fue de US$460/ton, US$18 o 4% superior que los US$442/ton obtenidos en el mismo periodo de 2002. El remanente del incremento en el ingreso por tonelada medido en dólares proviene de una mejora de US$3 en los otros ingresos relacionados con el acero.

Costo de Ventas

El costo de ventas para el 3T03 alcanzó US$325 millones (Ps.3,500 millones), 1% menor que los US$328 millones (Ps.3,469 millones) registrados en el trimestre anterior pero 6% superior que los US$306 millones (Ps.3,166 millones) del mismo periodo de 2002. En referencia al 1% de decremento en el costo versus el trimestre anterior, éste tuvo lugar a pesar del incremento de 2% en los embarques y tiene que ver con el efecto positivo de la devaluación del 4.3% de la divisa mexicana que tuvo lugar en el trimestre en los elementos del costo ligados al peso, a una disminución en el costo de la energía eléctrica y también a la reducción en el precio de los metálicos, específicamente de las chatarras. Por lo que concierne al 6% de incremento en el costo versus el mismo trimestre del año anterior, se muestra un fenómeno completamente distinto: el costo de ventas sube a pesar de la reducción en volumen, reflejando el precio más alto del acero externo comprado, mayores costos de energéticos y aumentos en los precios de los metálicos. En está última comparación, la devaluación del 7.5% aminora el efecto de los incrementos en costo, generando reducciones en términos de dólares en los elementos del costo ligados al peso.

De cualquier manera, la reciente reducción en costos -así como los incrementos recientes en el precio del acero- son el elemento que le pone un tono positivo al desempeño de la Compañía y representan una reversión en la consistente alza en los costos de Hylsamex. Sobre una base por tonelada, el costo de ventas en el 3T03 alcanzó US$449/ton, US$16 o 3% menor que los US$465/ton registrados en el trimestre anterior pero todavía US$39 o 9% superior a los US$411/ton alcanzados en el mismo trimestre del 2002.

En relación con la reducción en el costo por tonelada de US$16 versus el trimestre anterior, ésta se comprende de US$8 de decremento en el costo variable y de US$8 de reducción en el costo fijo; este último concepto se explica enteramente por una mejora en el prorrateo de costos fijos dado la mejora en el volumen de ventas. Por lo que respecta al incremento en el costo por tonelada de US$39 versus el mismo trimestre de 2002, éste se integra por US$33 de incremento en el costo variable y de US$6 de aumento en el costo fijo, que obedece completamente a un prorrateo menos eficiente de los costos fijos dada la reducción en el volumen.

Energéticos: El costo efectivo de gas natural para Hylsamex durante el 3T03 alcanzó US$5.01/MMBTu (que corresponde a un US$4.78/MMBTu en el sur de Texas), cifra que es prácticamente idéntica al US$5.03/MMBTu registrado en el trimestre anterior pero que es 44% superior al 3.48/MMBtu observado en el mismo trimestre de 2002. Aunque el costo del gas natural permanece muy alto, la Compañía ha sido capaz durante lo que va de 2003 de reducir la volatilidad de este elemento del costo mediante un eficiente programa de cobertura. En este respecto, el programa de cobertura es constantemente analizado y extendido. A la fecha de este reporte, el programa de cobertura de gas natural comprende las siguientes posiciones:
* 2003: 100% del consumo se encuentra cubierto mediante distintos mecanismos, reflejando el portafolio un túnel estrecho de US$4.925-5.25/MMBTu con respecto al precio del gas natural en el Sur de Texas;

* 2004: 66% de los requerimientos del año de calendario se encuentran cubiertos con un tunel sin costo de US$4.125-5.00/MMBTu con respecto al precio del gas natural en el Sur de Texas;

* 2005: 33% de las necesidades anuales se cubrieron con un swap a US$4.58/MMBTu con límite en US$7.00/MMBtu con respecto al precio del gas natural en Nymex, el cual históricamente ha estado US$0.15-0.20 en promedio por encima del que ha prevalecido en el Sur de Texas.

Valuación de las coberturas de gas natural : a Octubre 14, 2003 el valor estimado de las posiciones de cobertura de gas natural de Hylsamex ascendieron a US$10.5 millones (que representa una cantidad positiva), lo que representa un incremento de 214% con respecto a la valuación al 30 de Junio de 2003; lo anterior se debe a la alza en los futuros de gas natural registrada durante el trimestre.

El costo de la electricidad al 3T03 fue de US¢3.93/KWh, 9% menor que los US¢4.30/KWh registrados en el trimestre anterior pero 9% superior que los US$3.62/KWh registrados en el mismo trimestre de 2002. La reducción en el costo versus el trimestre anterior es resultado de una reducción en los costos de ciertos hidrocarburos así como del beneficio de la devaluación de 4.3% del peso en la porción del costo del fluido eléctrico que se encuentra ligada al peso. Por el contrario, la variación negativa en el costo de la electricidad versus el mismo periodo de 2002 tiene que ver con las pronunciadas alzas en

los costos de los hidrocarburos que se observan entre los periodos en comparación.

Carga Metálica: El costo ponderado de la carga metálica bajó US$5/ton o 3% en el 3T03 con respecto al trimestre anterior, pero el nivel actual es todavía US$18/ton o 14% superior al obtenido en el mismo trimestre de 2002. Todos los metálicos siguieron el mismo comportamiento trimestral que la carga metálica en su conjunto.

Primeramente, el fierro esponja decreció US$3/ton o 2% versus el trimestre anterior; esta disminución refleja una pequeña baja en el precio del gas natural y también el efecto positivo de la devaluación de 4.3% del peso sobre la parte del costo del metálico ligada a la moneda local. Por el contrario, el fierro esponja exhibe un incremento de US$22/ton o 16% con respecto al mismo trimestre del 2002, que es explicado por el 44% de incremento en el precio del gas natural.

Con referencia a la chatarra doméstica, los precios de la chatarra comprada en México bajaron US$5/ton o 4% con respecto al trimestre anterior, beneficiándose del movimiento del peso mexicano que todavía no se refleja en el precio del metálico. En la comparación contra el mismo trimestre de 2002, la chatarra doméstica se incrementó US$19/ton o 16% siguiendo la tendencia alcista de la chatarra importada en el periodo en comparación.

Por lo que respecta a la chatarra importada, una reducción de US$12/ton o 7% se presenta con respecto al trimestre anterior; esta reducción contrasta con la tendencia alcista que registra el metalico en EUA y se debe a los menores requerimientos del metálico que permiten obtener el suministro del mismo en el Valle del Río Grande en Texas y evitan buscar chatarra de mayor costo en los Grandes Lagos y el mayor flete asociado a esa compra. En la comparación versus el mismo trimestre del 2002, se da un incremento de US$14/ton o 10%, el cual se explica por la tendencia positiva que ha tenido el metálico en los Estados Unidos. Finalmente, se ha presentado una recomposición de la carga metálica que ha favorecido más a la menos costosa chatarra doméstica sobre la chatarra importada de mayor costo.

El costo de ventas para los primeros nueve meses de 2003 totalizó US$962 millones (Ps.10,364 millones), 11% superior que los US$868 millones (Ps.8,729 millones) obtenidos en el mismo periodo de 2002. Primeramente, el incremento en el costo se debe al 4% de crecimiento en los embarques (9M03 vs. 9M02). Adicionalmente, el empuje de los costos también refleja variaciones desfavorables en conceptos como la energía, el precio de los metálicos y un mayor costo del acero externo comprado para la operación de recubiertos. El incremento en el costo de ventas en términos de dólares se ve atenuado por el efecto positivo que la devaluación de 7.5% en la divisa mexicana tiene en los costos ligados al peso.

Gastos de Operación

Los gastos de operación para el 3T03 alcanzaron US$29 millones (Ps.310 millones), 4% superiores que los US$28 millones (Ps.293 millones) registrados en el trimestre anterior pero son 3% inferiores a los US$30 millones (Ps.307 millones) observados en el mismo trimestre de 2002. El pequeño incremento con respecto al trimestre anterior es el resultado de mayores gastos de venta asociados al mayor volumen vendido en el 3T03. El menor nivel de gastos de operación versus el mismo trimestre del año anterior se debe al efecto de la devaluación de 7.5% del peso ocurrida entre los periodos en comparación debido

a la naturaleza ligada al peso que tiene este concepto. La razón de gastos de operación a ventas fue 7.9% en 3T03, ligeramente mayor que el 7.5% registrado en el trimestre anterior pero menor que el 8.0% alcanzado en el mismo trimestre de 2002. El comportamiento de esta razón demuestra el control ejercido en los gastos administrativos y de ventas.

Los gastos de operación para los primeros nueve meses de 2003 alcanzaron US$84 millones (Ps.901 millones), 4% menores que los US$87 millones (Ps.874 millones) registrados en el mismo periodo del 2002. La razón de gastos de operación a ventas fue de 7.7% para los primeros nueve meses de 2003, 100 puntos base menor que el 8.7% obtenido en el mismo periodo de 2002.

Utilidad de Operación y EBITDA

La utilidad de operación durante el 3T03 totalizó US$13 millones (Ps.145 millones), igual a los US $13 millones (Ps.135 millones) obtenidos en el trimestre previo pero 61% menor que los US$34 millones (Ps.355 millones) alcanzados en el mismo trimestre de 2002. La Compañía pudo mantener el nivel de utilidad de operación en 3T03 con respecto al trimestre anterior-reducciones en los precios de acero en dólares debido a la devaluación del peso y los menores precios de exportación afectaron los ingresos de la Compañía pero fueron totalmente compensados por un moderado incremento en los embarques, reducciones en el costo de electricidad, menores costos de chatarra y una disminución pequeña en gastos de operación. La disminución en utilidad de operación con respecto al mismo trimestre del año anterior se presenta aun cuando se dio una mejora en los precios del acero y resulta de varios efectos negativos como una reducción menor en los embarques, compra de acero externo de alto costo para las operaciones de recubierto, alto costo de energía y aumentos en los precios de las chatarras.

La utilidad de operación para los primeros nueve meses de 2003 alcanzó US$46 millones (Ps.495 millones), 9% menor que los US$50 millones (Ps.518 millones) obtenidos en el mismo periodo de 2002. El margen de operación para los primeros nueve meses de 2003 fue de 4.2% que se compara con un 5.0% obtenido en el mismo periodo de 2002. De alguna manera, la comparación de nueve meses de resultados muestra mayor estabilidad, dadas las ganancias en volumen de exportación, los aumentos en precio del acero y los menores gastos operativos que reducen significativamente el empuje de los costos de energía, chatarras y del acero externo de alto costo.

La generación de EBITDA durante el 3T03 alcanzó US$44 millones (Ps.476 millones), 1% menor que los US$45 millones (Ps.472 millones) obtenidos en el trimestre anterior y también 32% menor que los US$64 millones (Ps.666 millones) registrados en el mismo trimestre del 2002. El margen de EBITDA en el 3T03 fue de 12.0%, similar al 12.1% obtenido en el trimestre anterior y menor que el 17.4% registrado en el mismo trimestre de 2002.

La generación de EBITDA durante los primeros nueve meses de 2003 totalizó US$139 millones (Ps.1,502 millones), 5% menor que los US$146 millones (Ps.1,477 millones) alcanzados en el mismo periodo de 2002. El EBITDA refleja lo realizado a nivel de utilidad de operación en los periodos comparables. El margen de EBITDA para los primeros nueve meses de 2003 alcanzó 12.7%, que se compara con el 14.5% obtenido en el mismo periodo de 2002.

Resultado Integral de Financiamiento

Hylsamex registró en 3T03 un costo financiero neto de US$53 millones (Ps.569

millones), comparado también con los costos financieros netos de US$1 millón (Ps.10 millones) y US$27 millones (Ps.283 millones) contabilizados en el trimestre anterior y en el mismo trimestre de 2002, respectivamente. Tomando en consideración que las tasas Libor no han cambiado y que la inflación se mantiene bajo control, el cambio en el RIF observado en los periodos en comparación tiene que ver principalmente con las fluctuaciones significativas en la paridad peso-dólar y su efecto sobre la deuda que casi en su totalidad está contratada en la divisa americana.

La Compañía reconoció un costo financiero neto de US$103 millones (Ps.1,112 millones) por los primeros nueve meses de 2003 que se compara también con un costo financiero neto de US$138 millones (Ps.1,396 millones) registrado en el mismo periodo de 2002. En el caso de la comparación por los nueve meses, una porción significativa de la variación se debe a la reducción de gastos financieros en 2003 dado que el año anterior tiene aproximadamente siete meses con una carga financiera pre-restructuración. La reducción también se explica por menores pérdidas cambiarias reales en 2003 con respecto a 2002, v.g. pérdidas cambiarias que exceden a las ganancias monetarias.

Resultado Neto Consolidado

En el 3T03, Hylsamex registró una pérdida neta consolidada de US$24 millones (Ps.260 millones), contraria con la utilidad neta de US$44 millones (Ps.463 millones) reportada en el trimestre anterior, y mayor que la pérdida neta de US$3 millones (Ps.30 millones) del mismo trimestre de 2002. El resultado neto sufrió una caída comparado con el trimestre anterior porque la Compañía reconoció pérdidas cambiarias significativas durante el 3T03, relacionadas con la devaluación de 4.3% del peso; adicionalmente, en el trimestre anterior la ganancia por método de participación en los resultados de Sidor fue notablemente mayor debido a partidas especiales relacionadas con la restructuracióon de la deuda de la compañía venezolana. La comparación contra el mismo trimestre del año pasado también arroja una variación desfavorable, que es explicada por un menor desempeño operativo y mayores pérdidas cambiarias registradas en el 3T03, que fueron parcialmente canceladas por un mayor reconocimiento de créditos a resultados por impuestos diferidos en el trimestre actual.

Para los primeros nueve meses de 2003, Hylsamex registró una pérdida neta consolidada de US$16 millones (Ps.181 millones), una mejoría de US$19 millones o 54% en relación con la pérdida neta de US$35 millones (Ps.354 millones) del mismo periodo de 2002. La mejoría se debe principalmente a un menor RIF derivado de un reconocimiento más pequeño de pérdidas cambiarias así como de una menor carga financiera resultante de la restructuración de la deuda. Adicionalmente, la mejoría se produjo por una mayor ganancia por método de participación en los resultados de Sidor, parcialmente compensadas por menores créditos a resultados por impuestos diferidos. La integración de la pérdida neta para este trimestre, así como para los primeros nueve meses de 2003 se muestra a continuación:

Utilidad de Operación	144.5	494.9
Costo Integral de Financiamiento	-568.7	-1,112.5
Otros ingresos (gastos) y partidas especiales	-2.3	12.9
Impuestos	132.2	218.9
Participación en resultados de asociadas	33.8	204.8
Utilidad Neta Consolidada en 3T03	-260.5	
Utilidad Neta Consolidada en 9M03	-181.0	

Deuda Neta y Otros Rubros

La deuda neta de Hylsamex a Septiembre 30, 2003 alcanzó US$1,053 millones, US$13 millones menor que los US$1,066 millones que se tenían a Junio 30, 2003. Además de la generación de EBITDA, la compañía contó con efectivo adicional proveniente de reducciones en el capital de trabajo que le permitieron cubrir sus pagos trimestrales de intereses, y realizar inversiones en activo fijo, quedando un remanente para la reducción de deuda. La siguiente tabla da una explicación detallada del cambio en el saldo de deuda.

Deuda neta al 30 de junio de 2003	1,066.3
Generación de efectivo	-44.1
Inversión en capital de trabajo y otros	-13.5
Intereses acumulados	21.2
Impuestos	8.2
Inversión en activo fijo	10.9
Intereses PIK acumulados	4.1
Deuda neta al 30 de septiembre de 2003	1,053.1

Impuestos Pagados: Los impuestos pagados durante el trimestre ascendieron a US$8 millones, comparados con los US$7 millones pagados en el trimestre anterior y los US$8 millones desembolsados en el mismo trimestre del año anterior. Por los primeros nueve meses de 2003, Hylsamex ha pagado US$27 millones de impuestos que se comparan con US$30 millones del mismo periodo de 2002.

Capital Neto en Trabajo (CNT): El capital neto en trabajo representó una entrada de recursos en el 3T03. La principal reducción ocurrió en inventarios; en que tanto la División Aceros Planos como Galvak lograron reducciones relevantes en los niveles de inventarios. Adicionalmente, se presentó una reducción menor en cuentas por cobrar de clientes. Asociado a la baja en inventarios se presentó una reducción en cuentas por pagar pero ésta fue insuficiente para cancelar los beneficios positivos en CNT.

Inversiones en Activo Fijo: Las inversiones en activo fijo totalizaron US$11 millones en 3T03. De esta cifra US$5 millones fueron desembolsados en Galvak, erogaciones que corresponden a avances relacionados con su programa de inversiones. El resto corresponde a US$3 millones erogado en el descapote de mineral y a US$3 millones que se desembolsó en inversiones normales.

Liquidez: Las reservas de efectivo de Hylsamex al final del tercer trimestre alcanzaron US$64 millones que se comparan con US$57 millones registradas a Junio 30, 2003. Adicionalmente, a Septiembre 30 de 2003, la Compañía cuenta con US$30 millones disponible de la línea revolvente a 30 meses para cubrir requerimientos de capital de trabajo en el futuro. Hylsamex enfrenta vencimientos de pasivo a largo plazo por US$54 millones en los siguientes 12 meses.

Razones financieras clave: La razón de deuda neta a EBITDA U12M alcanzó 5.5x en 3T03 que se compara con el 5.1x registrado en el trimestre anterior y con el 5.9x obtenido en el mismo trimestre de 2002. La cobertura de intereses (EBITDA U12M a gastos financieros, netos U12M) fue de 2.02x en 3T03 que se compara con el 2.26x obtenido en el trimestre anterior y el 1.52x alcanzado en mismo trimestre de 2002. El deterioro menor en los indicadores relacionados con el endeudamiento con respecto al trimestre anterior ocurre a pesar de la reducción en deuda y tiene que ver con el cambio en la generación de efectivo

entre los correspondientes resultados de los terceros trimestres en los periodos en comparación, v.g. la inclusión de US$44 millones del 3T03 y la exclusión de los US$64 millones del 3T02.

Valuación de los derivados de tasa de interés de Hylsamex : Al 30 de Septiembre de 2003, el valor estimado de las posiciones en derivados de tasa de interés de Hylsamex es de US$5.4 millones (que representa una cantidad positiva), un incremento de 67% comparado con la valuación al 30 de Junio de 2003, lo que obedeció primordialmente a la alza en la curva de rendimientos durante los pasados tres meses. La totalidad de los derivados de tasa de interés de Hylsamex son techos sobre la tasa libor.

Participación en Resultados de Compañías Asociadas (Sidor)

La participación minoritaria de Hylsamex en Amazonia generó una utilidad de Ps US$3 millones (Ps.34 millones) en 3T03, en comparación con la utilidad de US$36 millones (Ps.376 millones) registrada en el trimestre anterior y con la pérdida de Ps US$1 millones (Ps.11 millones) obtenida en el mismo período de 2002. El resultado de Amazonia en 2T03 se debió tanto a los efectos de la reestructura como a los resultados de Sidor.

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 30 DE SEPTIEMBRE DE 2003 COMPARATIVOS CON 2002

Millones de pesos de poder adquisitivo del 30 de septiembre de 2003
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y líder en su mercado.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de una empresa asociada, en la que tiene influencia significativa en su administración, pero sin llegar a tener control. Las principales subsidiarias y asociada son:

	% de tenencia al 30 de septiembre de (a)	
	2003	2002
Hylsa, S. A. de C. V. (HYLSA) y subsidiarias:	100	100
Hylsa Puebla, S. A. de C. V. (Hylsa Puebla)	100	100
Hylsa Norte, S. A. de C. V. (Hylsa Norte)	100	100
Pegi, S. A. de C. V. (Pegi) (b)	52	52
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V. (Peña Colorada)	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V.	100	100
Comercializadora Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Técnica Industrial, S. A. de C. V.	100	100
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak Comercial, S. A. de C. V.	100	100
Galvak, S. A. de C. V. (GALVAK) y subsidiarias:	100	100
Galvacer America, Inc.	100	100
Galvacer Chile, S. A.	100	100
Galvacer Costa Rica, S. A.	100	
Acerex, S. A. de C. V.	51	51
Acerex Servicios, S. A. de C. V.	100	100
Ferropción, S. A. de C. V.	100	100
Hylsa Latin, LLC. (Hylsa Latin) y asociadas:	100	100
Consorcio Siderurgia Amazonia, Ltd. (Amazonia) (c)	37	37
CVG Siderúrgica del Orinoco, C. A. (Sidor)	59.7	70
Express Anáhuac Operadora, S. A. de C. V.	100	100
Express Anáhuac, S. A. de C. V.	100	100
Express Anáhuac Inmobiliaria, S. A. de C. V.	100	100

Express Anáhuac Servicios, S. A. de C. V. 100 100

(a) % de tenencia que HYLSAMEX tiene en las sub-controladoras y % de tenencia que éstas tienen en sus subsidiarias y asociada.

(b) El 17 de diciembre de 2002 los accionistas de Pegi acordaron iniciar el proceso de liquidación de la entidad. Los efectos derivados han sido reconocidos en los estados financieros que se acompañan.

(c) Amazonia es propietaria del 59.7% del capital común de Sidor, empresa venezolana.

2. BASES PARA LA PREPARACION DE LOS ESTADOS FINANCIEROS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros que se acompañan fueron preparados de acuerdo con principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 30 de septiembre de 2003.

La preparación de la información financiera de acuerdo con principios de contabilidad generalmente aceptados, requiere que la administración haga estimaciones y considere supuestos que afectan las cifras del estado de situación financiera y los montos incluidos en el estado de resultados del período; los resultados reales pueden diferir de las estimaciones consideradas.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación general en la información financiera fueron: 105.322, 101.239 y 96.4656 al 30 de septiembre de 2003, 2002 y 2001, respectivamente (base segunda quincena de junio 2002 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Efectivo y equivalentes de efectivo

La compañía clasifica como equivalentes de efectivo todos aquellos valores que puedan ser fácilmente realizables en un período de tres meses o menos. La compañía invierte sus excedentes de efectivo en los principales bancos nacionales e internacionales.

b. Inventarios y costo de ventas

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociada

La inversión en la compañía asociada (véase inciso (d) en Nota 1) se registra por el método de participación, conforme al cual, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de la emisora posteriores a la fecha de compra.

d. Inmuebles, maquinaria, equipo y depreciación

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos hasta que inician su operación normal.

e. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados, gastos por colocación de deuda y gastos preoperativos, los cuales están sujetos a amortización.

f. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro.

g. Reconocimiento de ingresos

Las compañías reconocen sus ingresos al entregar los productos a sus clientes y facturarlos. Los ingresos y las cuentas por cobrar se registran netos de estimaciones para devoluciones y cuentas de cobro dudoso, respectivamente.

h. Transacciones en divisas y diferencias cambiarias

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento.

i. Estimación de remuneraciones al retiro

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de

acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

j. Operaciones financieras derivadas

Los pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio y se clasifican como otros pasivos en el estado de situación financiera. Las diferencias entre el valor de mercado y/o de intercambio (fair value) y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados, excepto por las provenientes de operaciones financieras sobre acciones propias, las que se registran directamente en el capital contable, netas del impuesto sobre la renta diferido.

k. Resultado integral de financiamiento

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

l. Impuestos sobre la renta y al activo y
participación de los trabajadores en las utilidades

El impuesto sobre la renta y la participación de los trabajadores en las utilidades se registran por el método de activos y pasivos con enfoque integral. Bajo este método se reconoce un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

m. Pérdida por acción

La pérdida por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

n. Pérdida integral

Los diferentes conceptos que integran el capital perdido durante el ejercicio se muestran en el estado de variaciones en el capital contable, bajo el concepto de pérdida integral.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	2,112,661,591	100.00	1,112,615	10,044,681
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	1,530,251
3 FERROPCION, S.A. DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	49
4 EXAN INMOBILIARIA, S.A. DE C.V.	RENTA DE INMUEBLES	396,154	100.00	39,615	42,668
5 EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	52,460	100.00	52,023	59,891
6 EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEG. CON TIT. DE CREDITO	490	100.00	49	(9,677)
7 GALVACER COSTA RICA S.A.	COME. PROD LAMINA GALV	1	100.00	1	1
8 HYLSA LATIN LLC		12,831,079	0.00	108,373	511,290
9 ELIMINACIONES		1	0.00	0	(730,546)
10 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**1,573,052**	**11,448,608**
ASOCIADAS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	36.73	2,417,906	538,002
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**2,417,906**	**538,002**
OTRAS INVERSIONES PERMANENTES					**43,152**
TOTAL					**12.029.762**

OBSERVACIONES

CLAVE DE COTIZACION: HYLSAMX
HYLSAMEX, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 3 AÑO: 2003

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
CON GARANTIA																
ABN AMRO	20/07/2007	4.86	0	0	0	0	0	0	0	0	2,510	8,645	17,290	20,079	18,732	0
BANAMEX	31/03/2010	5.40	0	0	0	55,012	148,623	192,015	224,883	810,377	0	0	0	0	0	0
BANCOMEXT	20/07/2007	3.97	0	0	10,245	35,286	534,777	81,954	68,295	0	0	0	0	0	0	0
BANK OF AMERICA	20/07/2007	5.24	0	0	0	0	0	0	0	0	21,311	8,954	17,908	20,796	17,330	0
BANK OF MONTREAL	31/03/2010	5.40	0	0	0	0	0	0	0	0	0	1,397	3,843	5,097	5,682	21,932
BANORTE	31/03/2010	5.05	0	0	5,532	33,767	75,169	81,328	78,213	159,517	0	0	0	0	0	0
BARKLAYS BANK	31/03/2010	5.40	0	0	0	0	0	0	0	0	0	5,857	16,115	23,292	30,498	93,570
BBVA MADRID	31/03/2010	5.14	0	0	0	0	0	0	0	0	0	939	2,583	3,425	3,819	14,738
BANCOMER	31/03/2010	5.33	0	0	5,450	52,792	131,122	170,697	191,657	522,029	0	0	0	0	0	0
BITAL	31/03/2010	5.31	0	0	3,186	25,438	61,742	78,260	80,073	227,001	0	0	0	0	0	0
CITIBANK	20/07/2007	4.86	0	0	0	0	0	0	0	0	6,550	22,583	45,166	52,451	43,709	0
COMERICA BANK	31/03/2009	4.73	0	0	6,180	18,183	24,127	6,061	0	0	3,073	38,632	96,348	55,944	38,492	25,881
COMMERCE BANK	31/12/2007	5.24	0	0	0	0	0	0	0	0	896	3,088	6,175	17,455	41,715	8,613
CREDIT AGRICOLE INDOSUEZ	20/07/2007	4.86	0	0	0	0	0	0	0	0	2,049	7,057	14,114	16,391	13,659	0
CREDIT SUISSE FIRST BOSTON	20/07/2007	4.86	0	0	0	0	0	0	0	0	4,098	14,114	28,229	32,782	27,318	0
DEKABANK	31/12/2005	4.88	0	0	0	0	0	0	0	0	0	1,101	3,000	816	0	0
DEUTSCHE BANK	31/03/2010	5.40	0	0	0	0	0	0	0	0	0	2,928	8,058	11,646	15,250	46,785
EXIM BANK	31/03/2010	5.14	0	0	0	0	0	0	0	0	0	8,492	23,366	30,988	34,550	133,333
EXPORT DEVELOPMENT CORP.	31/03/2010	4.91	0	0	0	0	0	0	0	0	4,098	15,064	30,842	36,248	31,183	14,913
FIDEICOMISO DE FOMENTO MINER	13/11/2007	4.69	0	0	2,893	8,677	11,570	11,570	11,570	1,928	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	31/03/2010	5.13	0	0	0	0	0	0	0	0	1,345	8,298	19,291	18,212	18,588	23,394
HSBC BANK	31/03/2010	5.40	0	0	0	0	0	0	0	0	0	5,121	13,544	17,468	22,874	70,177
HYPO-VEREINSBANK MUNICH	31/03/2010	5.14	0	0	0	0	0	0	0	0	0	7,634	21,007	27,860	31,062	119,873
HYPO-VEREINSBANK NY	31/03/2010	5.38	0	0	0	0	0	0	0	0	0	12,204	31,669	29,156	30,687	118,427
INBURSA	31/03/2010	5.05	0	0	2,868	25,816	51,631	27,067	28,888	98,876	0	0	0	0	0	0
ING	31/12/2005	4.88	0	0	0	0	0	0	0	0	0	1,101	3,000	816	0	0
JPMORGAN CHASE BANK	31/03/2010	5.40	0	0	0	0	0	0	0	0	0	26,063	66,239	68,977	82,526	199,803

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**

HYLSAMEX, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6

CONSOLIDADO
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	106,339	1,161,988	0	0	1,161,988
PASIVO	1,185,741	12,956,829			12,956,829
	93,627		0	0	1,023,081
	1,092,114		0	0	11,933,748
SALDO NETO	(1,079,402)	(11,794,841)			(11,794,841)

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	4,107,715	(14,929,596)	(10,821,881)	0.01	54,118
FEBRERO	4,098,452	(15,420,853)	(11,322,401)	0.00	11,868
MARZO	4,202,578	(15,523,202)	(11,320,624)	0.01	85,785
ABRIL	4,145,993	(15,282,694)	(11,136,701)	0.00	14,680
MAYO	4,248,368	(15,109,657)	(10,861,290)	0.00	(22,773)
JUNIO	4,227,452	(15,079,624)	(10,852,171)	0.00	(3,540)
JULIO	3,731,289	(15,313,254)	(11,581,965)	0.00	17,674
AGOSTO	3,614,472	(15,226,573)	(11,612,101)	0.00	28,375
SEPTIEMBRE	3,747,372	(15,734,415)	(11,987,043)	0.01	81,587
ACTUALIZACION:	0	0	0	0.00	12,694
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					280,468

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **2003**
HYLSAMEX, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8

CONSOLIDADO
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2003**

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	12.77
ELECTRODOS	UCAR CARBON MEXICANA				0.93
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.59
ALEACIONES	CIA. MINERA AUTLAN				2.25
ZINC	PEÑOLES				1.75
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	1.15
CAL	REGIO CAL				1.02
PINTURA					1.27
BRIQUETA					0.30

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **200**
HYLSAMEX, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDA
Impresión Fi

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			1,657	9,008,055			
TOTAL				9,008,055			

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **3** AÑO: **200**

HYLSAMEX, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			496	2,752,021			
T O T A L				2,752,021			

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2003**

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		1	506,340,463			506,340,463	4,975,129	
TOTAL			506,340,463	0	0	506,340,463	4,975,129	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
506,340,463

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0.000057
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

El monto total erogado en inversiones por Hylsamex en lo que va de 2003 asciende a US$38 millones. Con respecto a nuevos proyectos, Hylsamex ha realizado inversiones por US$20 millones relacionadas con un programa de inversiones estratégicas en Galvak orientadas a incrementar la proporción de productos de alto valor agregado en su mezcla de ventas y a añadir capacidad a las distintas líneas de producto de acero recubierto. Adicionalmente se ha erogado US$10 para descapotar material en las minas para apoyar la producción futura de mineral de hierro y por último, la empresa ha destinado US$8 a inversiones normales.

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

Hylsamex posee el 36.73% de las acciones comunes de Consorcio Siderurgia Amazonia Ltd.(Amazonia), y esta última empresa es tenedora del 59.7% del capital común de CVG Siderúrgica del Orinoco, C.A. (Sidor).

Hylsamex convierte la información financiera de Amazonia, la cual esta preparada de acuerdo con las Normas Internacionales de Contabilidad (Nics) aplicando los lineamientos establecidos en el Boletín B-15 de los Principios de Contabilidad Generalmente Aceptados en México, para incorporar bajo el método de participación la información financiera de su inversión en el extranjero.

La importancia relativa de esta asociada, respecto a las cifras consolidadas de Hylsamex es la siguiente:

	%
Activos totales	1.9
Utilidad Neta	n/a

Amazonia es una entidad económicamente independiente.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 27/10/2003 16:35

HYLSAMEX, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HYLSAMEX, S.A. DE C.V.
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 2828
FAX:	01 81 8865 1210
DIRECCION DE INTERNET:	www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HYL930427BY1
DOMICILIO FISCAL:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx.

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE:	ING. DIONISIO GARZA MEDINA
DOMICILIO:	GOMEZ MORIN 1111
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1111
FAX:	01 81 8748 2552
E-MAIL:	dgarzam@alfa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1701

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 27/10/2003 16:35
HYLSAMEX, S.A. DE C.V.

FAX:	01 81 8865 2121
E-MAIL:	aelizond@hylsamex.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	SUBDIRECTOR JURIDICO
NOMBRE:	LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1318
FAX:	01 81 8865 1310
E-MAIL:	jatrevino@hylsamex.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE:	LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO:	GOMEZ MORIN 1111 SUR

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 27/10/2003 16:35

HYLSAMEX, S.A. DE C.V.

COLONIA: CARRIZALEJO
C. POSTAL: 66200
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8748 1368
FAX: 01 81 8748 2514
E-MAIL: leopoldo@alfa.com.mx

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: NA
NOMBRE: NA NA NA NA
DOMICILIO: NA
COLONIA: NA
C. POSTAL: 00
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: NA
FAX: NA
E-MAIL: NA

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: SUBDIRECTOR DE RELACIONES CON INVERSIONISTAS
NOMBRE: LIC. OTHON GERARDO DIAZ DEL GUANTE VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1240
FAX: 01 81 8331 1885
E-MAIL: odiaz@hylsamex.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: SUBDIRECTOR DE CONTRALORIA
NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210
E-MAIL: ggonzale@hylsamex.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1703
FAX: 01 81 8865 2125
E-MAIL: eortiz@hylsamex.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION:
HYLSAMEX, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

__________________________ __________________________

SAN NICOLAS DE LOS GARZA, NL, A 27 DE OCTUBRE DE 2003

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS.	$ (8,135,880)
IMPUESTO DIFERIDO EN CAPITAL	92,831
EXCESO/INSUFICIENCIA EN ACT. DE CAPITAL	2,137,224

TOTAL	$ (5,905,825)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.